UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Hydrogenics Corporation
(Exact name of the registrant as specified in its charter)

Canada		Not Applicable
(Province or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

220 Admiral Blvd, Mississauga, On	L5T 2N6
(Address of principal executive offices)	(Postal Code)

Robert Motz	905.361.3638
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_√__	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The Conflict Minerals Report for the calendar year ended December 31, 2013 filed herewith as Exhibit 1.01, is available at http://www.hydrogenics.com/investors/financial-reports.

Exhibit 1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hydrogenics Corporation

/s/ Robert Motz	08/01/2014
By Robert Motz, CFO	(Date)